                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          PLATINUM ENTERTAINMENT, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    727909103
                                 --------------
                                 (CUSIP Number)

Andrew J. Filipowski    1815 South Meyers Road, Oakbrook Terrace, Illinois 60181
                                         630-620-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 12, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  727909103                                          Page 2 of 9 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Platinum Venture Partners II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

 NUMBER OF      7    SOLE VOTING POWER
  SHARES
BENEFICIALLY    8    SHARED VOTING POWER
 OWNED BY              337,500
   EACH         9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH    10    SHARED DISPOSITIVE POWER
                       337,500
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     337,500
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0%
14   TYPE OF REPORTING PERSON*
          PN

                                  SCHEDULE 13D

CUSIP No.  727909103                                          Page 3 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Platinum Venture Partners, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

 NUMBER OF       7    SOLE VOTING POWER
  SHARES
BENEFICIALLY     8    SHARED VOTING POWER
 OWNED BY              436,567(a)
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH     1 0   SHARED DISPOSITIVE POWER
                       436,567(a)
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     436,567(a)
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.8%
14   TYPE OF REPORTING PERSON*
          CO

(a) Includes 99,067 shares owned by Platinum Venture Partners I, L.P., of which partnership Platinum Venture Partners, Inc. is the general partner.

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D, filed December 22, 1997, relates to Common Stock, $.001 par value per share, (the "Common Stock") of Platinum Entertainment, Inc., a Delaware corporation ("Company"), whose principal executive offices are located at 2001 Butterfield Road, Suite 1400, Downers Grove, Illinois 60515.


ITEM 2.   IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This statement is being filed on behalf of each of the following persons ("Reporting Persons"):

     (i)  Platinum Venture Partners II, L.P. ("PVP II"); and

     (ii) Platinum Venture Partners, Inc. ("PVP").

     PVP II was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. PVP is the general partner of PVP II and was formed to act as the general partner of PVP II. The principal business address of PVP II and PVP is 2001 Butterfield Road, Suite 1400, Downers Grove, Illinois 60515. Andrew J. Filipowski ("Filipowski") is the sole director, a stockholder and the President and Chief Executive Officer of PVP. In such capacities, Filipowski may be deemed to be the beneficial owner of the shares owned by PVP II and, as such, reports his holdings on Schedule 13G. Filipowski's present principal occupation is as the President and Chief Executive Officer of PLATINUM TECHNOLOGY, INC. The address of PLATINUM TECHNOLOGY, INC. is 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181.

     In response to Items 2(d) and 2(e) of Schedule 13D, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a Stock and Warrant Purchase Agreement, dated as of December 12, 1997 ("Purchase Agreement"), PVP II acquired from the Company 2,500 shares of the Company's Series C Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), and warrants to purchase 450,000 shares of Common Stock ("Warrants"). PVP II has entered into an understanding with Filipowski and Steven Devick ("Devick"), the Chairman and Chief Executive Officer of the Company, whereby, in the event PVP II has not received a return of its total investment in the Preferred Stock by December 12, 1998, Filipowski and Devick have agreed to make arrangements to make up any shortfall. In exchange for this arrangement, PVP II transferred to Devick and Filipowski, Warrants to purchase an aggregate of 112,500 shares of Common Stock. Copies of the Warrants are attached hereto as Exhibits 1 and 2. A copy of the Certificate of Designations for the Preferred Stock ("Certificate") is attached hereto as Exhibit 3. A copy of the Purchase Agreement is attached hereto as Exhibit 4. The Company also issued and sold, on December 12, 1997, 20,000 shares of its Series B Convertible Preferred Stock ("Series B Preferred Stock") and a warrant to purchase 3,600,000 shares of Common Stock ("Purchaser Warrants") to certain purchasers ("Purchasers") unaffiliated with the Reporting Persons.

     The funds used by PVP II to pay the purchase price for the Preferred Stock and Warrants were obtained from capital contributions made by its general and limited partners pursuant to preexisting capital commitments. To the extent that PVP, as general partner of PVP II, contributed any funds to PVP II, such funds were obtained by PVP from capital contributions made by its stockholders.


ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons have acquired the shares of Preferred Stock and Warrants for investment purposes.

     Copies of the Warrants and Certificate are attached hereto as Exhibits and incorporated herein by reference. Set forth below is a summary of the material terms of such documents. The following summary is qualified in its entirety by reference to the Warrants and Certificate.

TERMS OF THE PREFERRED STOCK

     DIVIDENDS. The Preferred Stock accrues dividends compounded quarterly at an annual rate of 12% for the first year, 14% for the second year, 16% for the third year, 18% for the fourth and fifth years and 20% thereafter, of the $1,000 per share liquidation value ("Liquidation Value") in preference to any dividend on any other class of capital stock.

     OPTIONAL REDEMPTION. The Preferred Stock is redeemable, in whole or part, at the option of the Company, at any time, on at least 60 days' notice, at a redemption price equal to the Liquidation Value plus accrued and unpaid dividends ("Redemption Value").

     CONVERSION. A Preferred Stockholder has the right to convert each share of Preferred Stock, at the option of the holder, at any time or times, commencing two years from the date of issuance, into shares of Common Stock at the Conversion Price. The "Conversion Price" will be the lesser of (i) $5.9375 per share of Common Stock and (ii) 100% of the average of the daily closing price per share of the Common Stock for 30 consecutive trading days following the public release by the Company of its consolidated earnings statement for the 1998 fiscal year; provided that if shares of Common Stock are not then traded on any national securities exchange or quoted on the Nasdaq Stock Market or a similar service, the closing price for the foregoing purpose shall be deemed to be the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. If the Board of Directors is unable to determine fair market value or if the holders of a majority of the outstanding shares of the Series B Preferred Stock disagree with the Board's determination, then fair market value will be determined by an independent financial expert. The number of shares of Common Stock issuable upon conversion of a share of Preferred Stock will be such number as is equal to the quotient obtained by dividing the then applicable Redemption Value of such share by the Conversion Price. The Conversion Price and the number of shares issuable upon conversion of the Preferred Stock will be subject to adjustment upon the occurrence of certain events as set forth in the Certificate.

     CHANGE OF CONTROL. In the event there is a Change of Control of the Company (as defined in the Certificate), the Company will be obligated to offer to purchase the outstanding shares of Preferred Stock at a price equal to a premium over the then applicable Redemption Value ("Repurchase Price"). The Company is obligated to make such offer as soon as practicable and if possible not less than 60 days prior to the effective date of the Change of Control ("Trigger Date"). Payment for the Preferred Stock tendered pursuant to such offer will be made on the Trigger Date. The Repurchase Price will be payable in cash or, at the Company's election, either in cash or in Common Stock depending upon the circumstances resulting in the Change of Control. Notwithstanding the foregoing, the holders of Preferred Stock will not have any rights upon a Change of control solely if and to the extent that any such rights would be triggered or otherwise become exercisable (a) upon the acquisition of any shares of Common Stock pursuant to the exercise of any Purchaser Warrant, (b) upon the exercise of any of the rights and privileges granted to the Purchasers relating to the corporate governance of the Company, (c) upon the exercise of any of the rights and privileges granted to the Purchasers relating to voting rights, or (d) otherwise as a result of the equity ownership or designation of directors by the Purchasers or their affiliates, employees, partners or members.

     LIQUIDATION PREFERENCES. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Preferred Stockholders will be entitled to receive, after payment or provision for payment of the Company's debts an other obligations, in preference to the holders of any class of stock junior to the Preferred Stock, an aggregate amount equal to the Liquidation Value plus accrued and unpaid dividends.

TERMS OF THE WARRANTS

     EXERCISE RIGHTS. The Common Stock underlying the Warrants may be purchased at a price ("Exercise Price") equal to the lesser of (i) $6.25 per share of Common Stock ("Initial Exercise Price") and (ii) 82.5% of the average of the daily closing price per share of the Common Stock for 30 consecutive trading days following the public release by the Company of its consolidated earnings statement for the 1998 fiscal year ("Thirty Day Period"); provided that if shares of Common Stock are not then traded on any national securities exchange or quoted on the Nasdaq Stock Market or a similar service, the closing price for the foregoing purpose shall be deemed to be the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. If the Board of Directors is unable to determine fair market value or if the holders of a majority of the outstanding shares of the Series B Preferred Stock disagree with the Board's determination, then fair market value will be determined by an independent financial expert. Notwithstanding the foregoing, if at any time prior to the expiration of the Thirty Day Period, no shares of the Series B Preferred Stock remain outstanding, the Exercise Price will be the Initial Exercise Price. The Exercise Price may be paid in cash or equivalent shares. The Exercise Price and the number of shares issuable upon the exercise of the Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the Warrants.

     EXERCISE PERIOD. The Warrant is exercisable at any time, or from time to time, from the date of issuance until October 31, 2007.

     PUT OPTIONS. At any time on or after the fifth anniversary of the issue date, any holder of a Warrant may require the Company to repurchase all of its Warrants and shares of Common Stock issued in connection with the exercise of its Warrant ("Five Year Put Option") at a price equal to the current market price of the Common Stock less any applicable exercise price for the Warrant.
At or any time after a Change of Control, any holder of a Warrant may require the Company to repurchase its Warrant ("Change of Control Put Option") at Fair Market Value (as defined in the Warrant). Change of Control under the Warrant is defined in the same manner as such term is defined in the Certificate. Notwithstanding the foregoing, the holders of the Warrants do not have the Five Year Put Option unless a majority in interest of the holders of shares issued upon exercise of or underlying the Purchaser Warrants have exercised their Five Year Put Option. In addition, the Change of Control Put Option will be not be triggered or otherwise become exercisable (a) upon the acquisition of any shares of Common Stock pursuant to the exercise of any Purchaser Warrant, (b) upon the exercise of any of the rights and privileges granted to the Purchasers relating to the corporate governance of the Company, (c) upon the exercise of any of the rights and privileges granted to the Purchasers relating to voting rights, or
(d) otherwise as a result of the equity ownership or designation of directors by the Purchasers or their affiliates, employees, partners or members.

     The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Preferred Stock, Warrant, or Common Stock issued upon exercise of the Warrant or conversion of the Preferred Stock in privately negotiated transactions or in the open market pursuant to the exercise of certain registration rights granted to the holders of Preferred Stock and Warrants, in each case subject to the factors and conditions referred to above and to the terms of the Preferred Stock and the Warrant, as the case may be.

     Except as described in the Purchase Agreement, the Warrant or the Certificate, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Shares of Preferred Stock are not convertible into shares of Common Stock until December 12, 1999. Accordingly, pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, each of the Reporting Persons is deemed to beneficially own zero shares of Common Stock in connection with the conversion of Preferred Stock. As of the date hereof, the Warrants held by the Reporting Person (after taking into account the transfer of a portion of the Warrants to Filipowski and Devick as described in Item 3) may be exercised at any time and from time to time on or after December 12, 1997 (but no later than October 31, 2007) to purchase an aggregate of 337,500 of Common Stock, subject to adjustment under certain circumstances.
Accordingly, PVP II may be deemed to beneficially own an aggregate of 337,500 shares of Common Stock which represents 6.0% of the outstanding shares of Common Stock.

     (b) By virtue of the relationships between and among the Reporting Persons described in Item 2, each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 337,500 shares of Common Stock underlying the Warrants issued pursuant to the Purchase Agreement and beneficially owned by PVP II. PVP is also the beneficial owner of 99,067 shares of Common Stock owned by Platinum Venture Partners I, L.P. ("PVP I"), of which PVP is the general partner. Accordingly, PVP shares voting power and dispositive power with respect to 436,567 shares of Common Stock, which represents 7.8% of the outstanding shares of Common Stock.

     (c) Filipowski has sole voting and dispositive power with respect to 512,117 shares of Common Stock, of which number 7,667 represents shares underlying stock options which are presently exercisable. In addition, Filipowski, in his capacity as the sole director, a stockholder and the President and Chief Executive Officer of PVP, may be deemed to be the beneficial

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owner of the shares owned by PVP II and PVP I.  Accordingly, Filipowski is the beneficial owner of 948,684 shares of Common Stock, which represents 16.7% of the outstanding shares of Common Stock.

     (d) Except as set forth in this Schedule 13D, no Reporting Person nor, to the best knowledge of each Reporting Person, any other person identified in Item 2, beneficially owns any shares of Common Stock or has effected any transaction shares of Common Stock during the preceding 60 days.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     The Company has granted to holders of Preferred Stock and Warrants certain piggyback registration rights with respect to the shares of Common Stock issuable upon the exercise of the Warrant or the conversion of the Preferred Stock; provided, however, that the holders of the Warrants or the Preferred Stock will not be entitled to such piggyback registration rights in connection with a registration effected by the Company as a result of the exercise of a demand registration right by the holders of the Purchaser Warrants or the Series B Preferred Stock.

     Except as described elsewhere in this Schedule 13D and as set forth in the Purchase Agreement, the Certificate and the Warrants, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Warrant, dated December 12, 1997, for 315,000 shares of Common Stock, par value $.001 per share, of Platinum Entertainment, Inc. issued to Platinum Venture Partners II, L.P.

     2. Warrant, dated December 12, 1997, for 135,000 shares of Common Stock, par value $.001 per share, of Platinum Entertainment, Inc. issued to Platinum Venture Partners II, L.P.

     3. Certificate of Designations, dated December 12, 1997, governing Platinum Entertainment, Inc.'s Series C Convertible Preferred Stock, par value $.001 per share.

     4. Stock and Warrant Purchase Agreement, dated December 12, 1997 by and between Platinum Entertainment, Inc. and the purchasers named therein.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 22, 1997


                    PLATINUM VENTURE PARTNERS II, L.P.

                    By:  Platinum Venture Partners, Inc.,
                         Its General Partner

                         By   /s/ Andrew J. Filipowski
                            -------------------------------
                            Andrew J. Filipowski, President

                    PLATINUM VENTURE PARTNERS, INC.

                    By:    /s/ Andrew J. Filipowski
                         -------------------------------
                         Andrew J. Filipowski, President

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                                  EXHIBIT INDEX

EXHIBIT NO.                                                             PAGE NO.
-----------                                                             --------
     1.   Warrant, dated December 12, 1997, for 315,000 shares of
          Common Stock, par value $.001 per share, of Platinum
          Entertainment, Inc. issued to Platinum Venture Partners II,
          L.P.

     2.   Warrant, dated December 12, 1997, for 135,000 shares of
          Common Stock, par value $.001 per share, of Platinum
          Entertainment, Inc. issued to Platinum Venture Partners II,
          L.P.

     3. Certificate of Designations, dated December 12, 1997, governing Platinum Entertainment, Inc.'s Series C
          Convertible Preferred Stock, par value $.001 per share.

     4. Stock and Warrant Purchase Agreement, dated December 12, 1997 by and between Platinum Entertainment, Inc. and the purchasers named therein.